Exhibit A

CERAGON NETWORKS LTD.

NOTICE OF 2008 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD DECEMBER 31, 2008

Notice is hereby given that the 2008 Annual General Meeting of Shareholders (the “Meeting”) of Ceragon Networks Ltd. (the “Company”) will be held on Wednesday, December 31, 2008 at 11:00 a.m. (Israel time), at the offices of the Company, 24 Raoul Wallenberg Street, Tel Aviv, Israel for the following purposes:

(A)	to re-elect Yael Langer to serve on the Board of Directors of the Company;

(B)	to approve the grant of options to the Company’s directors, except our external directors;

(C)	to re-appoint Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, as the Company’s independent auditor;

(D)	to approve and adopt the Company’s directors and officers liability insurance policy for the period commencing July 9, 2008 and ending no later than the later of the 2009 annual meeting of shareholders and September 10, 2009; and

(E)	to receive and consider the Auditor’s Report and the audited consolidated financial statements for the year ended December 31, 2007, copies of which are being sent to the shareholders herewith.

Shareholders of record at the close of business on December 3, 2008 are entitled to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Whether or not you plan to attend the Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person.

Joint holders of shares should take note that, pursuant to Article 69(b) of the Articles of Association of the Company, a notice may be given by the Company to the joint holders of a share by giving notice to one of the joint holders named in the Register of Shareholders with respect to the shares.

Joint holders of shares should take note that, pursuant to Article 32(d) of the Articles of Association of the Company, the vote of the senior holder of the joint shares who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose seniority will be determined by the order in which the names stand in the Company’s Register of Shareholders.

Pursuant to the Articles of Association of the Company, a proxy will be effective only if it is received by the Company at least 24 hours prior to the time of the Meeting.

By Order of the Board of Directors,

ZOHAR ZISAPEL	IRA PALTI
Chairman of the Board of Directors	President and Chief Executive Officer

Dated: November 25, 2008

CERAGON NETWORKS LTD.
24 Raoul Wallenberg Street
Tel Aviv 69719, Israel

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 0.01 nominal value (the “Ordinary Shares”), of Ceragon Networks Ltd. (“we,” “Ceragon” or the “Company”) in connection with the solicitation by the Board of Directors of proxies for use at the 2008 Annual General Meeting of Shareholders (the “Annual General Meeting” or the “Meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of 2008 Annual General Meeting of Shareholders. The Meeting will be held on Wednesday, December 31, 2008 at 11:00 a.m. (Israel time), at the offices of the Company, 24 Raoul Wallenberg Street, Tel Aviv, Israel.

SOLICITATION OF PROXIES

It is proposed that at the Annual General Meeting, resolutions be adopted as follows: (a) to re-elect Yael Langer to serve on the Board of Directors of the Company; (b) to approve the grant of options to the Company’s directors, except for our external directors; (c) to re-appoint Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, as the Company’s independent auditor; and (d) to approve and adopt the Company’s directors and officers liability insurance policy for the period commencing July 9, 2008 and ending no later than the later of the 2009 annual meeting of shareholders and September 10, 2009.

Additionally, at the Meeting, the shareholders will be provided with the opportunity to receive and consider the Auditor’s Report and the audited consolidated financial statements for the year ended December 31, 2007, copies of which are being sent to the shareholders herewith (this item will not involve a vote of the shareholders).

A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. However, if a shareholder attends the Meeting and does not elect to vote in person, his or her proxy will not be revoked. Unless otherwise indicated on the form of proxy, if a proxy is properly executed and received by the Company prior to the Meeting, shares represented by the proxy in the enclosed form will be voted in favor of all the matters to be presented to the Meeting, as described above. If specification is made by a shareholder on the form of proxy, the Ordinary Shares represented thereby will be voted in accordance with such specification. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining if a quorum is present.

Pursuant to the Articles of Association of the Company, a proxy will be effective only if it is received by the Company at least 24 hours prior to the time of the Meeting.

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Proxies will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, electronic mail or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

RECORD DATE; OUTSTANDING VOTING SECURITIES; VOTING RIGHTS

Only shareholders of record at the close of business on December 3, 2008 will be entitled to vote at the Meeting and any adjournments or postponements thereof. At such time, each issued and outstanding Ordinary Share will be entitled to one vote upon each of the matters to be presented at the Meeting. Two or more persons, each being a shareholder, a proxy for a shareholder or a representative of a corporation, holding together Ordinary Shares conferring in the aggregate 33.3% of the voting power of the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting. If within an hour from the time appointed for the meeting a quorum is not present, the meeting shall stand adjourned to the same day in the next week, at the same time and place. At such adjourned meeting, any two members present in person or by proxy, shall constitute a quorum.

SECURITY OWNERSHIP BY CERTAIN BENEFICIAL OWNERS

The following table sets forth, as of November 21, 2008, all persons known to the Company to own beneficially more than 5% of the Company’s Ordinary Shares and the number of Ordinary Shares so held.

The information contained herein has been obtained from the Company’s records or from information furnished by the individual or entity to the Company. Except where otherwise indicated, and except pursuant to community property laws, we believe, based on information furnished by such owners, that the beneficial owners of the Ordinary Shares listed below have sole investment and voting power with respect to such shares. The shareholders listed below do not have any different voting rights from any of our other shareholders. We know of no arrangements which would, at a subsequent date, result in a change of control of the Company.

Total shares beneficially owned in the table below include shares that may be acquired upon the exercise of options that are either currently exercisable or will become exercisable within sixty (60) days of the date of this proxy statement. The shares that may be issued under these options are treated as outstanding only for purposes of determining the percent owned by the person or group holding the options but not for the purpose of determining the percentage ownership of any other person or group.

Name	Number of Ordinary Shares	Percentage of Outstanding Ordinary Shares (1)

Zohar Zisapel (2)	4,441,559	12.1%
Yehuda Zisapel (2)	2,238,000	6.1%

(1)	Based on 36,436,753 Ordinary Shares issued and outstanding as of November 21, 2008, excluding 623,751 Ordinary Shares held as treasury stock.

(2)	Yehuda Zisapel and Zohar Zisapel are brothers. Their business address is 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel.

ITEM A

ELECTION OF DIRECTOR

Under the Company’s Articles of Association, the Board of Directors is to consist of not less than five and not more than nine directors, unless otherwise determined by resolution of the Company’s shareholders.

Directors are to be elected at the Annual General Meeting by the vote of the holders of a majority of the voting power represented at such meeting, in person or by proxy, and voting on the election of directors. The directors of the Company (other than its external directors as required by the Companies Law) are divided into Class I and Class II directors. Yael Langer’s term as a Class I director is expiring at this Annual General Meeting, and it is proposed that she be re-elected. If re-elected, Ms. Langer will then serve for a term ending on the date of the Annual General Meeting in 2011. It is intended that proxies (other than those directing the proxy holders to vote against the listed nominee or to abstain) will be voted for re-election of Ms. Langer. If Ms. Langer should be unable to serve, the proxies will be voted for the election of such other person or persons as shall be determined by the persons named in the proxy in accordance with their best judgment. The Company is not aware of any reason why Ms. Langer, if elected, should be unable to serve as a director. The Company does not have any understanding or agreement with respect to the future election of Ms. Langer.

The following is a brief biography of Ms. Langer, based upon the records of the Company and information furnished to it by her.

Ms. Langer has served as a director of our company since December 2000. Ms. Langer served as our general counsel from July 1998 until December 2000. Ms. Langer is General Counsel and Secretary of RAD Data Communications Ltd. and other companies in the RAD-BYNET group. From December 1995 to July 1998, Ms. Langer served as Assistant General Counsel to companies in the RAD-BYNET group. From September 1993 until July 1995, Ms. Langer was a member of the legal department of Poalim Capital Markets and Investments Ltd. Ms. Langer received an LL.B. from the Hebrew University in Jerusalem.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the adoption of the foregoing resolution.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to re-elect Yael Langer to the Board of Directors for a term ending on the date of the Annual General Meeting in 2011.”

The Board of Directors recommends a vote FOR the approval of the proposed resolution.

ITEM B

APPROVAL OF GRANT OF OPTIONS TO CERTAIN DIRECTORS ‘

On November 24, 2008, our Board of Directors resolved, subject to shareholder approval, to approve the following option grants:

—	To Zohar Zisapel, Chairman of the Board of Directors, options to purchase 50,000 Ordinary Shares to be vested over a period of three years, with one third to be vested at the end of each year, provided he is still a director of the Company. The exercise price shall be equal to the closing price of the Company’s shares on the NASDAQ Global Market as of the business day preceding the Meeting.

—	To Joseph Atsmon, a director of the Company, options to purchase 50,000 Ordinary Shares, to be vested over a period of three years, with one third to be vested at the end of each year, provided he is still a director of the Company. The exercise price shall be equal to the closing price of the Company’s shares on the NASDAQ Global Market as of the business day preceding the Meeting.

—	To Yael Langer, a director of the Company, options to purchase 50,000 Ordinary Shares, to be vested over a period of three years, with one third to be vested at the end of each year, provided she is still a director of the Company. The exercise price shall be equal to the closing price of the Company’s shares on the NASDAQ Global Market as of the business day preceding the Meeting.

All option grants will be made under the Company’s 2003 Share Option Plan and in accordance with the Capital Gains Route of Section 102(b)(2) of the Israeli Income Tax Ordinance (the “Ordinance”), except for the options which will be granted to Zohar Zisapel, Chairman of the Board of Directors, which will be granted in accordance with Section 3(9) of the Ordinance.

Under the Israeli Companies Law, the grant by the Company of options to purchase Ordinary Shares to our directors requires the approval of our Audit Committee, followed by our Board of Directors, and then by our shareholders. Our Audit Committee and Board of Directors have approved the foregoing option grants. The shareholders are being asked to approve such option grants.

        The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval thereof.

        It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve the grant of options to purchase 50,000 Ordinary Shares to Mr. Zohar Zisapel, options to purchase 50,000 Ordinary Shares to Ms. Yael Langer and options to purchase 50,000 Ordinary Shares to Joseph Atsmon, all in accordance with the terms approved by the Audit Committee and Board of Directors.”

The Board of Directors recommends a vote FOR the approval of the proposed resolution.

ITEM C

RE-APPOINTMENT OF INDEPENDENT AUDITOR

At the Meeting, the shareholders will be asked to re-appoint Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global (“Kost Forer”), as the Company’s independent auditor until immediately following the next annual general meeting of shareholders. Kost Forer has no relationship with the Company or with any affiliate of the Company except as auditor and, to a limited extent, as tax consultants. The Audit Committee and the Board of Directors believe that such limited non-audit function does not affect the independence of Kost Forer.

According to the Company’s Articles of Association and the Companies law, the Audit Committee of the Company is authorized to determine, subject to approval by the Board of Directors, the basis of the auditor’s compensation in accordance with the volume and nature of the services rendered by the auditor of the Company.

Kost Forer has served as the Company’s independent auditor since 2002. The following table presents the aggregate amount of fees paid by the Company to Kost Forer for its services to the Company for the fiscal year ended December 31, 2007:

Audit fees	$260,000
Audit-related	10,000
Tax fees	38,000

Total	$308,000

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the adoption of the foregoing resolution.

It is proposed that at the Meeting the following resolution be approved and adopted:

"RESOLVED, to re-appoint Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, as the independent auditor of the Company until immediately following the date of the Annual General Meeting in 2009."

The Board of Directors recommends a vote FOR approval of the proposed resolution.

ITEM D

APPROVAL OF THE COMPANY'S DIRECTORS AND OFFICERS LIABILITY INSURANCE
POLICY FOR 2008-2009

The Israeli Companies Law and our Articles of Association authorize the Company, subject to shareholder approval, to purchase an insurance policy for the benefit of our directors and officers for liability by reason of acts or omissions committed while serving in their respective capacities as directors or officers of the Company. The Company believes that the purchase of such insurance is critical to attracting and maintaining directors of high quality.

The Companies Law provides that a company may not enter into an insurance policy which would provide coverage for the liability of a director or officer for: (a) a breach of his or her duty of loyalty, except if he or she acted in good faith and had reasonable cause to assume that such act would not prejudice the interests of the Company and is otherwise permitted by law; (b) a breach of his or her duty of care committed intentionally or recklessly, except when it is committed only in negligence; (c) an act or omission done with the intent to unlawfully recognize personal gain; or (d) a fine or monetary settlement imposed upon him or her.

Under the Companies Law, the insurance of directors requires the approval of our Audit Committee, followed by our Board of Directors and then by our shareholders.

Our Audit Committee and Board of Directors have approved the purchase of a directors and officers liability insurance policy from unaffiliated parties for the period commencing July 9, 2008 and ending no later than the later of the 2009 annual meeting of shareholders and September 10, 2009. The coverage under the policy will be $20 million and the premium, in the amount of approximately $161,000, shall be borne by the Company. The shareholders are thus being asked to approve the purchase by the Company of such insurance coverage for the benefit of our directors as required by the Companies Law for the period specified above.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the adoption of the foregoing resolution.

It is proposed that at the Meeting the following resolution be approved and adopted:

“RESOLVED, that the purchase of a directors and officers liability insurance policy with a premium in the amount of approximately $161,000, to be borne by the Company, and an aggregate coverage of $20 million, for the benefit of all Company directors and officers that may serve from time to time for the period commencing July 9, 2008 and ending no later than the later of the 2009 annual meeting of shareholders and September 10, 2009, is hereby approved.”

The Board of Directors recommends a vote FOR the approval of the proposed resolution.

ITEM E

RECEIPT AND CONSIDERATION OF THE AUDITOR'S REPORT AND
THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS

The Auditor's Report and the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2007 are enclosed for shareholder review and consideration together with the Notice and Proxy Statement for the Meeting. The Company will hold a discussion with respect thereto at the Meeting. This item will not involve a vote of the shareholders.

By Order of the Board of Directors,

ZOHAR ZISAPEL	IRA PALTI
Chairman of the Board of Directors	President and Chief Executive Officer

Dated: November 25, 2008

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007

IN U.S. DOLLARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Ceragon Networks Ltd.

        We have audited the accompanying consolidated balance sheets of Ceragon Networks Ltd. (the “Company”) and subsidiaries as of December 31, 2006 and 2007, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and subsidiaries at December 31, 2006 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

        As discussed in Note 2q to the consolidated financial statements, the Company adopted the provision of Statement of Financial Accounting Standard No. 123(R), “Shared-Based Payment”, effective January 1, 2006.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 26, 2008 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 26, 2008	A Member of Ernst & Young Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON MANAGEMENT'S
ASSESSMENT OF INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Shareholders and Board of Directors of
Ceragon Networks Ltd.

        We have audited Ceragon Networks Ltd.’s (the “Company”) internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying management’s report on internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

        A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        In our opinion, the Company maintained in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company and subsidiaries as of December 31, 2006 and 2007, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2007 of the Company and our report dated March 26, 2008 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 26, 2008	A Member of Ernst & Young Global

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

		December 31,
	Note	2006	2007

ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$10,170	$58,650
Short-term bank deposits		5,364	25,997
Short-term marketable securities	3	6,578	6,399
Trade receivables (net of allowance for doubtful accounts of $ 842
and $ 1,279 at December 31, 2006 and 2007, respectively)		27,433	40,533
Other accounts receivable and prepaid expenses	4	6,925	10,888
Inventories	5	27,311	36,763

Total current assets		83,781	179,230

LONG-TERM ASSETS:
Long-term bank deposits		2,873	12,030
Long-term marketable securities	3	4,500	18,665
Severance pay fund		2,537	3,268

Total long-term assets		9,910	33,963

PROPERTY AND EQUIPMENT, NET	6	2,660	4,447

Total assets		$96,351	$217,640

The accompanying notes are an integral part of the consolidated financial statements

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

		December 31,
	Note	2006	2007

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables		$22,147	$25,173
Deferred revenues		3,739	6,702
Other accounts payable and accrued expenses	7	10,627	14,935

Total current liabilities		36,513	46,810

LONG TERM LIABILITIES:
Accrued severance pay		4,352	5,286
Other payables	8a	7,925	4,650

Total long-term liabilities		12,277	9,936

COMMITMENTS AND CONTINGENT LIABILITIES	8

SHAREHOLDERS' EQUITY:	9
Share capital -
Ordinary shares of NIS 0.01 par value -
Authorized: 40,000,000 and 60,000,000 shares at December 31,
2006 and 2007, respectively; Issued and outstanding:
27,436,090 and 36,918,196 shares at December 31, 2006 and
2007, respectively		68	91
Additional paid-in capital		181,128	281,086
Accumulated other comprehensive income		64	280
Accumulated deficit		(133,699)	(120,563)

Total shareholders' equity		47,561	160,894

Total liabilities and shareholders' equity		$96,351	$217,640

The accompanying notes are an integral part of the consolidated financial statements

March 26, 2008	Naftali Idan	Ira Palti

Date of approval of the	Naftali Idan	Ira Palti
financial statements	Executive Vice President and	President and Chief Executive
	Chief Financial Officer	Officer

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except per share data)

		Year ended December 31,
	Note	2005	2006	2007

Revenues	11	$73,777	$108,415	$161,888
Cost of revenues		52,487	80,776	103,406

Gross profit		21,290	27,639	58,482

Operating expenses:
Research and development		10,713	13,336	15,457
Less - grants and participations		1,752	1,543	-

Research and development, net		8,961	11,793	15,457
Selling and marketing		13,629	17,420	25,344
General and administrative		3,134	5,170	5,277
Expense in respect of settlement reserve		-	-	450

Total operating expenses		25,724	34,383	46,528

Operating income (loss)		(4,434)	(6,744)	11,954
Financial income, net	12a	607	1,284	1,182

Net income (loss)		$(3,827)	$(5,460)	$13,136

Net earnings (loss) per share:	12b
Basic net earnings (loss) per share		$(0.15)	$(0.20)	$0.44

Diluted net earnings (loss) per share		$(0.15)	$(0.20)	$0.41

The accompanying notes are an integral part of the consolidated financial statements.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share and per share data)

	Ordinary shares	Share capital	Additional paid-in capital	Deferred stock compensation		Accumulated other comprehensive income	Accumulated deficit	Total other comprehensive income (loss)	Total shareholders' equity

Balance as of January 1, 2005	25,853,421	$64	$176,546		$(73)	$62	$(124,412)		$52,187

Exercise of stock options	481,582	1	677		-	-	-		678
Amortization of stock compensation related to
accelerated options	-	-	115		-	-	-		115
Amortization of deferred stock compensation	-	-	-		47	-	-		47
Comprehensive loss:
Income tax benefit derived from exercise of
employee stock options *)	-	-	-		-	-	-	$-	-
Unrealized loss from hedging activities	-	-	-		-	(11)	-	(11)	(11)
Net loss	-	-	-		-	-	(3,827)	(3,827)	(3,827)

Total comprehensive loss								$(3,838)

Balance as of December 31, 2005	26,335,003	65	177,338		(26)	51	(128,239)		49,189

Exercise of stock options	1,101,087	3	2,104		-	-	-		2,107
Reversal of deferred stock compensation upon	-
adoption of SFAS 123(R)		-	(26)		26	-	-		-
Stock-based compensation expense	-	-	1,712		-	-	-		1,712
Comprehensive loss:
Income tax benefit derived from exercise of
employee stock options *)	-	-	-		-	-	-	$-	-
Unrealized gain from hedging activities	-	-	-		-	13	-	13	13
Net loss	-	-	-		-	-	(5,460)	(5,460)	(5,460)

Total comprehensive loss								$(5,447)

Balance as of December 31, 2006	27,436,090	68	181,128		-	64	(133,699)		47,561

Issuance of shares, net of issuance expenses	6,990,000	18	88,246		-	-	-		88,264
Exercise of stock options	2,492,106	5	9,954		-	-	-		9,959
Stock-based compensation expense	-	-	1,758		-	-	-		1,758
Comprehensive income:
Income tax benefit derived from exercise of
employee stock options *)	-	-	-		-	-	-		-
Unrealized gain from hedging activities	-	-	-		-	216	-	216	216
Net income	-	-	-		-	-	13,136	13,136	13,136

Total comprehensive income								$13,352

Balance as of December 31, 2007	36,918,196	$91	$281,086	$		$280	$(120,563)		$160,894

*)	The income tax benefit for the years ended December 31, 2005, 2006 and 2007 was $ 168, $ 524 and $1,673, respectively, for which a full valuation allowance was provided (see also Note 10f).

The accompanying notes are an integral part of the consolidated financial statements

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2005	2006	2007

Cash flows from operating activities:

Net income (loss)	$(3,827)	$(5,460)	$13,136
Adjustments required to reconcile net income (loss) to net cash used in operating activities:
Depreciation	972	1,194	1,342
Stock-based compensation expense	162	1,712	1,758
Gain from sale of property and equipment	(2)	(45)	(24)
Accrued severance pay, net	243	533	203
Increase in accrued interest on bank deposits	(42)	(89)	(317)
Interest accrued and amortization of premium on held-to-maturity
marketable securities	269	37	(438)
Increase in trade receivables, net	(8,140)	(12,354)	(13,100)
Increase in other accounts receivable and prepaid expenses	(717)	(1,771)	(3,747)
Decrease (increase) in inventories	2,939	(11,167)	(9,452)
Decrease in long-term receivables	390	-	-
Increase in trade payables	3,034	9,765	3,026
Increase in deferred revenues	342	283	2,963
Increase in other accounts payable and accrued expenses	65	5,086	3,597
Increase (decrease) in other long-term payables	-	7,925	(3,275)

Net cash used in operating activities	(4,312)	(4,351)	(4,328)

Cash flows from investing activities:

Purchase of property and equipment	(938)	(1,393)	(2,855)
Proceeds from sale of property and equipment	20	48	25
Investment in short and long-term bank deposits	(3,993)	(2,495)	(35,654)
Proceeds from maturities of short and long-term bank deposits	3,220	3,586	6,181
Investment in held-to-maturity marketable securities	(4,770)	(3,116)	(22,186)
Proceeds from maturities of held-to-maturity marketable securities	9,176	5,469	8,638

Net cash provided by (used in) investing activities	2,715	2,099	(45,851)

Cash flows from financing activities:
Proceeds from issuance of shares, net of issuance costs	-	-	88,700
Proceeds from exercise of stock options	678	2,107	9,959

Net cash provided by financing activities	678	2,107	98,659

Increase (decrease) in cash and cash equivalents	(919)	(145)	48,480
Cash and cash equivalents at the beginning of the year	11,234	10,315	10,170

Cash and cash equivalents at the end of the year	$10,315	$10,170	$58,650

Supplemental disclosures of non cash financing and investing activities:
Issuance costs	$-	$-	$436

Purchase of property and equipment	$-	$-	$275

Unrealized gain (loss) from hedging activities	$(11)	$13	$216

The accompanying notes are an integral part of the consolidated financial statements.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:	–	GENERAL

Ceragon Networks Ltd. (“the Company”) is a leading provider of high capacity wireless backhaul solutions that enable wireless service providers to deliver voice and premium data services, such as Internet browsing, music and video applications. The Company’s wireless backhaul solutions use microwave technology to transfer large amounts of network traffic between base stations and the infrastructure at the core of the mobile network.

The Company sells its products through a direct sales force, systems integrators, distributors and original equipment manufacturers.

The Company has ten wholly-owned subsidiaries in Brazil, France, Hong Kong, Singapore, India, Mexico, the Philippines, the United Kingdom, Australia and the United States. The subsidiaries provide marketing, distribution, sales and technical support to the Company’s customers worldwide.

As to principal markets and major customers, see Note 11.

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of presentation:

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the U.S. (“U.S. GAAP”).

b.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

c.	Financial statements in U.S. dollars:

A majority of the revenues of the Company and certain of its subsidiaries are generated in U.S. dollars (“dollars”). In addition, a substantial portion of the Company’s and certain of its subsidiaries’ costs is incurred in dollars. Since management believes that the dollar is the currency of the primary economic environment in which the Company and certain of its subsidiaries operate, the dollar is their functional and reporting currency. Accordingly, amounts in currencies other than U.S dollars have been remeasured in accordance with Statement 52 of the Financial Accounting Standards Board (“FASB”), “Foreign Currency Translation” as follows:

Monetary balances – at the exchange rate in effect on the balance sheet date.

Costs – at the exchange rates in effect as of the date of recognition of the transaction.

All exchange gains and losses from the remeasurement mentioned above are reflected in the statement of operations in financial income, net.

Management considers the non-U.S. subsidiaries to be a direct, integral extension of the parent company’s operations. Accordingly, the functional currency of these subsidiaries is the dollar.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

d.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries (“the Group”). Intercompany balances and transactions including profits from intercompany sales not yet realized outside the Group, have been eliminated upon consolidation.

e.	Cash equivalents:

Cash equivalents include short-term, highly liquid investments that are readily convertible to cash with original maturities of three months or less.

f.	Short-term and long-term bank deposits:

Short-term bank deposits are deposits with maturities of more than three months and up to one year. The short-term bank deposits are in U.S. dollars and bear interest at an average rate of 4.84%. The short-term bank deposits are presented at their cost, including accrued interest.

Long-term bank deposits are deposits with maturities of more than one year. The long-term deposits are in U.S. dollars and bear interest at an average rate of 4.19%. The long-term bank deposits are presented at their cost, including accrued interest.

g.	Marketable securities:

The Company accounts for investments in marketable securities in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”(“SFAS 115”).

Management determines the appropriate classification of its investments in marketable debt securities at the time of purchase and reevaluates such determinations at each balance sheet date. Marketable securities are classified as held-to-maturity as the Company has the positive intent and ability to hold the securities to maturity. Such marketable securities are stated at amortized cost plus accrued interest.

During the years ended December 31, 2006 and 2007, all securities accounted in accordance with SFAS 115 were designated by the Company’s management as held-to-maturity.

Amortization of premium and accretion of discounts, as well as interest, are included in financial income, net.

h.	Inventories:

Inventories are stated at the lower of cost or market value.

Cost is determined as follows:

Raw materials	-	using the moving average cost method plus indirect costs.
Work in progress	-	using the moving average cost method plus indirect costs.
Finished products	-	using the moving average cost method plus indirect costs.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company periodically assesses its inventory and writes down the value of inventory to cover risks arising from technological obsolescence or excess inventory.

i.	Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, at the following annual rates:

%

Computers, manufacturing and peripheral equipment	15 - 33
Office furniture and equipment	7
Leasehold improvements	By the shorter of the term of the
lease or the life of the asset

j.	Impairment of long-lived assets:

The Company’s and its subsidiaries’ long-lived assets are reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If an asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. During 2005, 2006 and 2007, no impairment losses have been identified.

k.	Income taxes:

The Company and its subsidiaries account for income taxes in accordance with Statement of Financial Accounting Standard No. 109, “Accounting for Income Taxes” (“SFAS No. 109”). This Statement prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between the financial reporting and tax bases of assets and liabilities and for carryforward losses deferred taxes are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

On January 1, 2007, the Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109" (FIN 48). FIN 48 contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS No. 109. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. The Company elected to classify interest recognized in the financial statements as interest expenses and penalties recognized in the financial statements as income taxes. As of December 31, 2007, no interest expenses and penalties were recognized. The adoption of the new interpretation did not have a significant impact on the company’s consolidated financial position, results of operations or liquidity.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

l.	Revenue recognition:

The Company and its subsidiaries generate revenues from selling products to end users, distributors, system integrators and original equipment manufacturers (“OEM”).

Revenues from product sales are recognized in accordance with SEC Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition” (“SAB 104”), when delivery has occurred, persuasive evidence of an arrangement exists, the vendor’s fee is fixed or determinable, no future obligation exists and collectibility is probable.

The Company generally does not grant a right of return to its customers. When a right of return exists, the Company creates a provision for returns according to SFAS 48, “Revenue Recognition When Right of Return Exists”.

When sale arrangements include a customer acceptance provision with respect to products, revenue is not recognized before the Company has demonstrated that the criteria specified in the acceptance provisions have been satisfied, or that the acceptance provision has lapsed.

Revenue from certain arrangements includes multiple elements which are the sale of products and post delivery installation services that are not essential to the functionality of the equipment. The Company’s accounting policy complies with the requirements set forth in Emerging Issues Task Force (“EITF”) Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”), relating to the separation of multiple deliverables into individual accounting units and revenue from such deliverables is recognized under SAB 104.

In arrangements which include multiple elements, the Company considers the sale of equipment and its installation to be two separate units of accounting in the arrangement, since the installation is not essential to the functionality of the equipment, the equipment has value to the customer on a standalone basis, and fair value of the installation services exists. In such arrangement, revenues from the sale of equipments are recognized upon delivery, if all other revenue recognition criteria are met and the Company defers the fair value of the installation service (but not less than the amount contingent upon completion of installation, if any) to the period in which such installation occurs.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company also applies Emerging Issues Task Force (“EITF”) 99-19, “Reporting Revenues Gross as a Principal versus Net as an Agent” (“EITF 99-19”), regarding arrangements where the Company also provides third party equipment and reports revenues gross as a principal.

Deferred revenues include amounts received from customers for which revenue has not been recognized.

m.	Research and development costs:

Research and development costs, net of grants received, are charged to the statement of operations as incurred.

n.	Royalty-bearing grants:

Royalty-bearing grants from the Government of Israel for funding approved research and development projects are recognized at the time the Company was entitled to such grants, on the basis of the costs incurred and included as a reduction in research and development costs. Such grants were recorded as a reduction in research and development costs since when received it was not probable that the grants will be repaid (see also Notes 7 and 8a).

o.	Derivative instruments:

The Company has instituted a foreign currency cash flow hedging program using foreign currency forward and options (“derivative instruments”) in order to hedge the exposure to variability in expected future cash flows resulting from changes in related foreign currency exchange rates. These transactions are designated as cash flow hedges, as defined by SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”(“SFAS 133”).

SFAS 133 requires companies to recognize all of their derivative instruments as either assets or liabilities in the statement of financial position at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship.

For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income (loss) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company’s cash flow hedging strategy is to hedge against the risk of overall changes in cash flows resulting from forecasted foreign currency salary payments during the year. The Company hedges portions of its forecasted expenses denominated in NIS with forward exchange contracts. These forward exchange contracts are designated as cash flow hedges, as defined by SFAS No. 133 and Derivative Implementation Group No. G20, “Cash Flow Hedges: Assessing and Measuring the Effectiveness of a Purchased option Used in a Cash Flow Hedge” (“DIG 20”) and are all effective.

Fair value hedging strategy – The Company enters into forward exchange contracts to hedge a portion of its certain monetary items in the balance sheet, such as trade receivables and trade payables denominated in foreign currencies for a period of up to three months. The purpose of the Company’s foreign currency hedging activities is to protect the fair value due to foreign exchange rates.

The Company recognized a loss from derivative instruments of $ (28), $ (264) and $ (375) during the years ended December 31, 2005, 2006 and 2007, respectively, which have been recorded in the statement of operations.

The balance in accumulated other comprehensive income related to derivative instruments as of December 31, 2007 is expected to be recognized in the statement of operations over the next three months.

p.	Concentrations of credit risk:

Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, short-term and long-term bank deposits, marketable securities and trade receivables.

The majority of the Company’s cash and cash equivalents and short-term and long-term bank deposits are invested in U.S. dollar instruments with major banks worldwide. Such cash and cash equivalents and deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company’s investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

The Company’s marketable securities include securities issued by U.S government and agencies and debentures of corporations. Management believes that the financial institutions that hold the Company’s investments are financially sound and that the portfolio is well diversified and, accordingly, minimal credit risk exists with respect to these marketable securities.

The Company’s trade receivables are derived from sales to customers located in North America, Europe, the Middle East, Africa, Asia-Pacific and Latin America. The Company and its subsidiaries generally do not require collateral; however, in certain circumstances, the Company and its subsidiaries may require letters of credit, additional guarantees or advance payments. The Company and its subsidiaries perform ongoing credit evaluations of their customers and insure certain trade receivables under credit insurance policies. An allowance for doubtful accounts is determined with respect to a general reserve and specific receivables, of which the collection may be doubtful.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Changes in the Company’s allowance for doubtful accounts are as follows:

Allowance for doubtful accounts

Balance as of January 1, 2005	$575
Provision, net of recoveries	295
Write-off	(352)

Balance as of December 31, 2005	518
Provision, net of recoveries	457
Write-off	(133)

Balance as of December 31, 2006	842
Provision, net of recoveries	437

Balance as of December 31, 2007	$1,279

q.	Accounting for stock-based compensation:

On January 1, 2006, the Company adopted SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123(R)”) which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees and directors. SFAS No. 123(R) supersedes Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”), for periods beginning in fiscal year 2006. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 (“SAB 107”) relating to SFAS No. 123(R). The Company has applied the provisions of SAB 107 in its adoption of SFAS No. 123(R).

Effective January 1, 2006, the Company adopted SFAS No. 123(R) using the modified prospective transition method. Under that transition method, compensation cost recognized in the years ended December 31, 2006 and 2007, includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123(R). Results for prior periods have not been restated, in accordance with the modified prospective transition method.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

SFAS No. 123(R) requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s consolidated income statements. Prior to the adoption of SFAS No. 123(R), the Company accounted for equity-based awards to employees and directors using the intrinsic value method in accordance with APB No. 25 as allowed under Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”) and recognized compensation expenses, over the requisite service period of each of the awards. Forfeitures were accounted for as occurred.

The pro-forma table below reflects the Company’s stock-based compensation expense, net loss and basic and diluted net loss per share for the year ended December 31, 2005, had the Company applied fair value recognition provision of SFAS 123, as follows:

Year ended
December 31, 2005

Net loss as reported	$(3,827)
Add: stock-based compensation expenses included in the reported
net loss under APB 25	162
Deduct: stock-based compensation expenses determined under fair
value based method for all awards	(1,884)

Pro forma net loss	$(5,549)

Net loss per share -

Basic and diluted net loss per share - pro forma	$(0.21)

Basic and diluted net loss per share- as reported	$(0.15)

The Company used the Binomial model for options granted with the following weighted-average assumptions for 2005: risk-free interest rates of 3.36%-5.13% which is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term; dividend yield of 0%, volatility of price of the Company’s shares of 36.06%-61.73% based upon actual historical stock price movements over the most recent periods ending on the date of grant equal to the expected option term, and early exercise multiples of 2.36 and 3.10 in 2005 based on actual historical data. Based on the assumptions used, the weighted average expected term of the stock options granted in 2005 was 5 years.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company estimates the fair value of stock options granted under SFAS No. 123R using the Binominal model with the following weighted-average assumptions for 2006 and 2007:

	December 31,
	2006	2007

Dividend yield	0%	0%
Volatility	35.07%-53.19%	35.97%-62.75%
Risk free interest	4.28%-5.41%	2.77%-5.20%
Expected life of option (years)	5.2	4.49

Risk-free interest rates is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term; Volatility of price of the Company’s shares based upon actual historical stock price movements over the most recent periods ending on the date of grant equal to the expected option term, and early exercise multiples of 2.36 and 3.10 in 2006 and 2007, respectively based on actual historical data.

The Company recognizes compensation expense based on awards ultimately expected to vest. Estimated forfeitures are based on historical pre-vesting forfeitures and on management’s estimates. SFAS 123(R) requires forfeitures to be estimated and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

The total equity-based compensation expense related to all of the Company’s equity-based awards, recognized for the years ended December 31, 2006 and 2007, was comprised as follows:

	Year ended December 31,
	2006	2007

Cost of revenues	$164	$126
Research and development, net	310	293
Selling and marketing	471	748
General and administrative	767	591

Total stock-based compensation expenses	$1,712	$1,758

Effect of stock-based compensation expenses, on
basic earnings (loss) per share	$0.06	$0.06

Effect of stock-based compensation expenses, on
diluted earnings (loss) per share	$0.06	$0.05

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

r.	Severance pay:

The Company’s severance pay liability for its Israeli employees is calculated pursuant to Israel’s Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month’s salary for each year of employment or a portion thereof. The Company’s liability for all of its employees in Israel is fully covered by monthly deposits with pension funds, insurance policies and an accrual. The value of the funds deposited into pension funds and insurance policies is recorded as an asset –severance pay fund – in the Company’s balance sheet.

The severance pay fund includes the deposited funds and accumulated adjustments to the Israeli Consumer Price Index up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel’s Severance Pay Law or labor agreements. The value of the deposited funds in insurance policies, is based on the cash surrendered value of these policies, and includes profits.

Severance expense for the years ended December 31, 2005, 2006 and 2007, amounted to approximately $ 824, $ 1,281 and $ 1,168, respectively.

s.	Fair value of financial instruments:

The following methods and assumptions were used by the Company and its subsidiaries in estimating their fair value disclosures for financial instruments:

The carrying amounts of cash and cash equivalents, short-term bank deposits, trade receivables, other accounts receivable, trade payables and other accounts payable approximate their fair values due to the short-term maturities of such instruments.

The fair value of the Company’s long-term bank deposits is estimated by discounting the future cash flows using the current interest rates for long-term bank deposit of similar terms and maturities. The carrying amount of the long-term bank deposit does not significantly differ from its fair value.

The fair value of marketable securities is based on quoted market prices and does not differ significantly from the carrying amount.

t.	Comprehensive income (loss):

The Company accounts for comprehensive income (loss) in accordance with SFAS No. 130, “Reporting Comprehensive Income”. This statement establishes standards for the reporting and display of comprehensive income (loss) and its components in a full set of general purpose financial statements. Comprehensive income (loss) generally represents all changes in stockholders’ equity during the period except those resulting from investments by, or distributions to, stockholders. The Company determined that its items of other comprehensive income (loss) relates to gain and loss on hedging derivative instruments and unrealized gains and losses on available for sale securities.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

u.	Warranty costs:

The Company generally offers a standard limited warranty, including parts and labor for periods of 12 to 36 months for its products. The Company estimates the costs that may be incurred under its basic limited warranty and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the Company’s warranty liability include the number of installed units, historical and anticipated rates of warranty claims, and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. Warranty expenses for the years ended December 31, 2005, 2006 and 2007 were approximately $ 267, $ 352 and $ 530, respectively.

v.	Basic and diluted net earnings (loss) per share:

Basic net earnings (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earnings (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with Statement of Financial Accounting Standard No. 128, “Earnings Per Share”(“SFAS 128”).

The total weighted average number of shares related to the outstanding options excluded from the calculations of diluted net earnings (loss) per share due to their anti-dilutive effect was 4,514,433, 3,364,631 and 345,014 for the years ended December 31, 2005, 2006 and 2007, respectively.

w.	Reclassification:

Certain amounts from prior year have been reclassified to conform to the current year’s presentation.

x.	Impact of recently issued Accounting Standards:

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (SFAS 157) which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 applies to other accounting pronouncements that require or permit fair value measurements and, accordingly, does not require any new fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 for financial assets and liabilities, as well as for any other assets and liabilities that are carried at fair value on a recurring basis, and should be applied prospectively. The adoption of the provisions of SFAS 157 related to financial assets and liabilities and other assets and liabilities that are carried at fair value on a recurring basis is not anticipated to materially impact the Company’s consolidated financial position and results of operations. Subsequently, the FASB provided for a one-year deferral of the provisions of SFAS 157 for non-financial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a non-recurring basis. The Company does not expect the adoption will have material impact on its consolidated financial statements.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS 159). Under this Standard, the Company may elect to report financial instruments and certain other items at fair value on a contract-by-contract basis with changes in value reported in earnings. This election is irrevocable. SFAS 159 provides an opportunity to mitigate volatility in reported earnings that is caused by measuring hedged assets and liabilities that were previously required to use a different accounting method than the related hedging contracts when the complex provisions of SFAS 133 hedge accounting are not met. SFAS 159 is effective for years beginning after November 15, 2007. The Company has determined that the adoption of SFAS 159 will not have an impact on its consolidated financial statements since it has not elected the fair value option for any of its existing assets or liabilities as of FAS 159 effective date.

In December 2007, the FASB issued SFAS No. 141 (Revised) “Business Combinations”. SFAS 141 (Revised) replaces SFAS 141 “Business Combination” and establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. The statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The guidance will become effective for the fiscal year beginning after December 15, 2008. The Company does not expect that SFAS 141 (Revised) will have any impact on the Company’s historical financial statements upon adoption.

In December 2007, the FASB issued SFAS 160, Noncontrolling Interests in Consolidated Financial Statements. SFAS 160 amends Accounting Research Bulletin 51, Consolidated Financial Statements, to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It also clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 also changes the way the consolidated income statement is presented by requiring consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. SFAS 160 requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated and requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent owners and the interests of the noncontrolling owners of a subsidiary. SFAS 160 is effective for fiscal periods, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company does not expect that SFAS 160 will have any impact on the Company’s historical financial statements upon adoption.

NOTE 3:	–	MARKETABLE SECURITIES

The following is a summary of held-to-maturity securities:

	December 31,
	2006				2007
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair market value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair market value

Held-to-maturity:

U.S. government
and agencies
debts	$4,788	$-	$(89)	$4,699	$1,999	$4	$-	$2,003
Corporate
debentures	6,290	-	(153)	6,137	23,065	-	(426)	22,639

	$11,078	$-	$(242)	$10,836	$25,064	$4	$(426)	$24,642

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3:	–	MARKETABLE SECURITIES (Cont.)

The unrealized losses and gains in the Company’s investments in held-to-maturity marketable securities were mainly caused by interest rate changes. The contractual cash flows of these investments are either guaranteed by the U.S. government or an agency of the U.S. government or were issued by highly rated corporations and other governments. Accordingly, it is expected that the securities would not be settled at a price less than the amortized cost of the Company’s investment. Out of the unrealized loss as of December 31, 2006 and 2007, $ 126 and $ 312, respectively, of losses are outstanding over 12 month period.

Based on the ability and intent of the Company to hold these investments until maturity, the bonds were not considered to be other than temporarily impaired at December 31, 2007.

Aggregate maturities of held-to-maturity securities for years subsequent to December 31, 2007 are:

	Amortized cost	Estimated fair market value

Held-to-maturity:

2008 (short-term marketable securities)	$6,399	$6,003
2009	3,244	3,240
2010	15,421	15,399

	$25,064	$24,642

NOTE 4:	–	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2006	2007

Government authorities	$1,661	$2,273
Prepaid expenses	1,213	4,447
Receivables related to unrecognized sold inventory	3,892	3,353
Other	159	815

	$6,925	$10,888

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 5:	–	INVENTORIES

	December 31,
	2006	2007

Raw materials	$6,573	$3,872
Work in progress	2,257	4,712
Finished products	18,481	28,179

	$27,311	$36,763

Finished products include products shipped to customers for which revenues were not recognized during the year in the aggregate amount of $ 7,452 at December 31, 2006 and $ 10,254 at December 31, 2007.

During 2005, 2006 and 2007, the Company recorded inventory write-offs for excess inventory in a total amount of $ 7,082, $ 716 and $ 2,353, respectively.

During the fourth quarter of 2005, the Company terminated its legacy product line, closed its in-house production facilities and transferred production activities to its contract manufacturers. As a result of the Company’s assessment of the expected sales from such product line and the use of associated inventory, the Company wrote off excess inventory in a total amount of $ 7,082 in 2005. The Company has been utilizing part of the products related to the components written-off in prior years. During the years 2005 through 2007, inventory previously written-off was used as components in products in the Company’s ordinary course of production and was sold as finished products to customers. The sales of these related manufactured products were reflected in the Company’s revenues without additional cost to the cost of sales in the period in which the inventory was utilized. The Company has been utilizing written-off inventory of approximately $ 954, $ 426 and $ 208 in the years 2005, 2006 and 2007, respectively.

NOTE 6:	–	PROPERTY AND EQUIPMENT, NET

	December 31,
	2006	2007

Cost:
Computers, manufacturing and peripheral equipment	$9,807	$12,489
Office furniture and equipment	1,109	1,368
Leasehold improvements	577	661

	11,493	14,518

Accumulated depreciation:
Computers, manufacturing and peripheral equipment	7,789	8,903
Office furniture and equipment	663	782
Leasehold improvements	381	386

	8,833	10,071

Depreciated cost	$2,660	$4,447

Depreciation expenses for the years ended December 31, 2005, 2006 and 2007 were $ 972, $ 1,194 and $ 1,342 respectively.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7:	–	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2006	2007

Employees and payroll accruals	$4,098	$6,780
Accrued expenses	1,401	1,983
Royalties to Government authorities (Note 8a)	3,962	4,341
Provision for warranty costs	1,135	1,665
Other	31	166

	$10,627	$14,935

NOTE 8:	–	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Royalties to the Office of the Chief Scientist:

The Company participated in programs sponsored by the Israeli Government for the support of research and development activities. Through December 31, 2006, the Company had obtained grants from the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor (“the OCS”) aggregating to $ 18,542 for certain of the Company’s research and development projects. The Company was obligated to pay royalties to the OCS, amounting to 3%-3.5% of the sales of the products and other related revenues generated from such projects, equal to 100% of the grants received, linked to the U.S. dollar and for grants received after January 1, 1999 also bearing interest at the rate of LIBOR. The obligation to pay these royalties was contingent on actual sales of the products and in the absence of such sales, no payment is required.

In December 2006, the Company entered into an agreement with the OCS to conclude its research and development grant programs sponsored by the OCS. Under the agreement and as of December 31, 2006, the Company is obligated to repay the OCS approximately $ 11,887, of which, $ 3,962 was recorded at December 31, 2006 in short term liabilities and $ 7,925 in long-term liabilities. The payment will be in six semiannual installments from 2007 through 2009. The outstanding obligation is linked to the change in Israel’s Consumer Price Index and bears interest. In addition, the Company is required to continue reporting to the OCS regarding its sales each quarter until the obligation is fully paid. At each report, the Company is required to calculate the amount which the Company would have been obligated to pay the OCS, had the Company paid a royalty of 3.15% on all its sales for such period. If the resulting amount is more than one-sixth of the $ 11,887, the Company will be required to pay the difference in the same payment cycle. However, any such payments will be applied to the last semiannual installments such that the total obligation will not be increased and the period for paying the obligation may be accelerated.

The total outstanding obligation as of December 31, 2007 was $ 8,991, of which, $ 4,341 was recorded in short term liabilities and $ 4,650 in long-term liabilities.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8:	–	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

b.	Lease commitments:

The Company and its subsidiaries lease their facilities and motor vehicles under various operating lease agreements that expire on various dates. Aggregate minimum rental commitments under non-cancelable leases at December 31, 2007, are as follows:

Year ended December 31,	Facilities	Motor vehicles	Total

2008	$1,246	$828	$2,074
2009	1,162	396	1,558
2010	1,140	277	1,417
2011 and thereafter	911	96	1,007

	$4,459	$1,597	$6,056

Expenses for lease of facilities for the years ended December 31, 2005, 2006 and 2007 were approximately $ 997, $ 1,115 and $ 1,166 respectively (see also Note 13).

Expenses for the lease of motor vehicles for the years ended December 31, 2005, 2006 and 2007 were approximately $ 928, $ 781 and $ 905 respectively.

c.	Charges and guarantees:

As of December 31, 2007, the Company provided bank guarantees in an aggregate amount of $ 5,226 with respect to tender offer guarantees and performance guarantees to its customers.

d.	Potential claim:

1.	NEC Corporation, or NEC, has asserted that the Company has been using its intellectual property in certain of the Company’s products. The Company entered into discussions with NEC with respect to NEC’s allegation. On August 8, 2007, in the framework of this discussion, the Company made a settlement offer to NEC in order to fully resolve NEC’s allegations. This settlement offer included a lump sum payment of $ 450 and certain cross-licensing arrangements in consideration for a release of any potential claim of infringement relating to NEC’s allegations.

The Company believes, based on its legal counselor’s opinion, that the Company does not infringe any valid claim of the NEC patents at issue, and if any of these patents were to be tried, a competent judge or jury would not find the Company liable to NEC for patent infringement damages. However, in the light of the Company’s offer made to NEC a provision of $ 450 was accrued in the consolidated financial statements as of December 31, 2007.

2.	In November 2007, the Manufacturers’ Association in Israel (the “Plaintiff”) filed a claim in the Regional Labor Court in Tel Aviv, Israel against the Company. The Plaintiff alleges that it is entitled to receive from the Company organizational fees for the years 2001 through 2007 in the amount of approximately $ 120 as of December 31, 2007. On January 20, 2008, the Company filed a statement of defense denying any liability for such fees, and a preliminary hearing is scheduled on May 6, 2008. The Company is not able to estimate the outcome of the claim at this stage. Accordingly, no provision was accrued in the financial statements as of December 31, 2007.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:	–	SHAREHOLDERS’ EQUITY

The ordinary shares of the Company are traded on Nasdaq Global Market and on the Tel Aviv Stock Exchange, under the symbol “CRNT”.

a.	General:

The ordinary shares entitle their holders to receive notice to participate and vote in general meetings of the Company, the right to share in distributions upon liquidation of the Company, and to receive dividends, if declared.

b.	Issuance of shares:

In November 2007, the Company issued 6,990,000 ordinary shares in a follow-on equity offering on Nasdaq Global Market. The offering included 6,000,000 ordinary shares issued to public at price of $ 13.5 per share and additional 990,000 ordinary shares issued to the underwriters. Total proceeds net of issuance costs of approximately $ 6,101, were $ 88,264.

c.	Stock options plans:

1.	Under the Company’s 1996 key Employee Share Incentive Plan, the 1997 Affiliate Employees Stock Option Plan (“the Plans”), and the 2003 Share Option Plan (“the 2003 Plan”), options may be granted to officers, directors, employees and consultants of the Company or its subsidiaries. The options vest primarily over one to five years. The options expire ten years from the date of grant.

In light of the adoption of the 2003 Plan, the Company ceased granting options under the 1996 Key Employee Share Incentive Plan as of December 31, 2002 and under the Affiliate Employee Share Option Plan as of February 2003 although options granted under the 1996 Key Employee Share Incentive Plan or 1997 Affiliate Share Option Plan before such dates are still valid, subject to the respective Plans.

2.	Upon adoption of its share option plans, the Company reserved for issuance 13,523,188 ordinary shares in accordance with the respective terms thereof. As of December 31, 2007, the Company still has 375,569 Ordinary shares available for future grant under the plans. Any options, which are canceled or forfeited before the expiration date, become available for future grants.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:	–	SHAREHOLDERS’ EQUITY (Cont.)

The following is a summary of the Company’s stock options granted among the various plans:

	Year ended December 31, 2007
	Number of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at beginning of year	6,528,785	$4.53
Granted	851,500	$9.13
Exercised	(2,492,106)	$3.99
Forfeited	(264,457)	$5.99

Outstanding at end of the year	4,623,722	$5.59	7.02	$21,569

Options exercisable at end of the year	2,447,751	$4.86	5.78	$12,771

Vested and expected to vest	4,315,559	$5.59	7.02	$20,131

The Company’s options are generally granted at exercise prices which are equal to the market value of the Ordinary shares at the grant date. The weighted average grant date fair values of the options granted during 2005, 2006 and 2007 were $ 1.17, $ 1.31 and $ 4.02, respectively.

The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company’s closing stock price on the last trading day of fiscal 2007 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2007. This amount is impacted by the changes, in the fair market value of the Company’s shares. Total intrinsic value of options exercised during the years ended December 31, 2006 and 2007 were $ 3,905 and $ 14,910, respectively. As of December 31, 2007, there was $ 2,806 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company’s stock option plans. That cost is expected to be recognized over a weighted-average period of one year.

During the third quarter of 2005, he Company accelerated 104,791 options and recorded $ 115 as of stock-based compensation accordingly.

The Company recorded compensation expenses of $ 162, $ 1,712 and $ 1,758 during the years ended December 31, 2005, 2006 and 2007, respectively.

c.	Dividends:

In the event that cash dividends are declared in the future, such dividends will be paid in NIS or in foreign currency subject to any statutory limitations. The Company does not intend to pay cash dividends in the foreseeable future.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:	–	TAXES ON INCOME

a.	Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969:

The Company currently qualifies as an “industrial company” under the above law and, as such, is entitled to certain tax benefits, mainly accelerated depreciation of machinery and equipment, and the right to claim public issuance expenses, as a deduction for tax purposes.

b.	Reduction in Israeli tax rates:

On July 25, 2005, the Israeli Parliament passed the Law for the Amendment of the Income Tax Ordinance (No.147 and Temporary Order), 2005 (the “Amendment”).

Inter alia, the Amendment provides for a gradual reduction in the statutory corporate tax rate in the following manner: 2007 – 29%, 2008 – 27%, 2009 – 26% and 2010 and thereafter – 25%. Furthermore, as from 2010, upon reduction of the corporate tax rate to 25%, real capital gains will be subject to tax of 25%.

c.	Measurement of taxable income:

Commencing with the year 2003, the Company has elected to file its tax return under the Israeli Income Tax Regulations 1986 (Principles Regarding the Management of Books of Account of Foreign Invested Companies and Certain Partnerships and the Determination of Their Taxable Income). Such an election obligates the Company for three years. Accordingly, commencing the year 2003, results for tax purposes are measured in terms of earnings in dollars.

d.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (“the Capital Investment Law”):

The Company’s production facilities have been granted an “Approved Enterprise”status under the Capital Investments Law currently under three separate investment programs. Pursuant to the Capital Investments Law, the Company has elected the “alternative benefits” track and has waived Government grants in return for a tax exemption.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:	–	TAXES ON INCOME (Cont.)

The Company is also a “foreign investors’ company”, as defined by the Capital Investments Law, and, as such, is entitled to a 10-year period of benefits and may be entitled to reduced tax rates of between 10% and 25% (depending on the percentage of foreign ownership in each tax year).

For the Company’s three investment programs, the tax benefits are as follows: income derived from investment programs is tax exempt for the first two years of the 10-year tax benefit period, and is entitled to a reduced tax rate of 10%-25% during the remaining benefit period. The benefit period commences in the first year the Company reports taxable income after utilization of all net operating losses. The period of benefits for all these investment programs has not yet commenced, since the Company has not yet reported taxable income.

The period of tax benefits, detailed above (except for the first two years in which the Company is tax exempt), is subject to a limit of 12 years from the commencement of production, or 14 years from the approval date, whichever is earlier.

The entitlement to the above benefits is subject to the Company’s fulfilling the conditions stipulated by the Encouragement of Investments Law, regulations published thereunder and the letters of approval for the specific investments in “Approved Enterprises”. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, linked to the CPI and including interest.

In the event of a distribution of such tax-exempt income including, among other things, a cash dividend, the Company will be required to pay tax at the rate of 10%-25% on the amount of the dividend distributed. In addition, these dividends will be subject to a 15% withholding tax.

The Company’s Board of Directors has determined that such tax-exempt income will not be distributed as dividends. Accordingly, no deferred taxes will be required on tax exempt income attributable to the Company’s “Approved Enterprise”.

The Capital Investments Law also grants entitlement to claim accelerated depreciation on equipment used by the “Approved Enterprise” during the first five tax years during which the equipment is used.

Income from sources other than the “Approved Enterprise” during the benefit period will be subject to the tax at the regular tax rate.

On April 1, 2005, an amendment to the Capital Investments Law came into effect (the “CIL Amendment”) and has significantly changed the provisions of the Capital Investments Law. The CIL Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as a Beneficiary Enterprise, such as provisions generally requiring that at least 25% of the Beneficiary Enterprise’s income will be derived from export. Additionally, the CIL Amendment enacted major changes in the manner in which tax benefits are awarded under the Capital Investments Law so that companies no longer require Investment Center approval in order to qualify for tax benefits.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:	–	TAXES ON INCOME (Cont.)

However, the Capital Investments Law provides that terms and benefits included in any letter of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. Therefore, the Company’s existing Approved Enterprises will generally not be subject to the provisions of the Amendment.

As a result of the CIL Amendment, among others, tax-exempt income generated under the provisions of the new law, will subject the Company to taxes upon distribution or liquidation and the Company may be required to record a deferred tax liability with respect to such tax-exempt income. As of December 31, 2007, the Company did not generate income under the provisions of the Capital Investment Law and the CIL Amendment.

The Company has had no taxable income since inception.

f.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 31,
	2006	2007

Deferred tax assets:
Net operating loss carryforward *)	$28,024	$20,705
Temporary differences relating to reserve and allowances	3,511	6,207

Total net deferred tax asset before valuation allowance	31,535	26,912
Valuation allowance	(31,535)	(26,912)

Net deferred tax asset	$-	$-

*)	Including deferred taxes on losses for Israeli income tax purposes as of December 31, 2006 and 2007, derived from the exercise of employee stock options in the amount of $ 4,573 and $ 6,246, respectively. The benefit derived from the exercise of employee stock options was not recorded through additional paid-in capital as required under FAS 123(R) since a full valuation allowance was provided in this respect. As a result, there is no impact on the Company’s shareholders’ equity and on the deferred taxes for each of the years presented.

As of December 31, 2007, the Company has provided valuation allowances of $ 26,912 in respect of deferred tax assets resulting from tax loss carryforward and other temporary differences. The net change in the valuation allowance in the year 2007 amounted to $ 4,623. Management currently believes that since the Company has a history of losses, it is more likely than not that the deferred tax regarding the loss carryforward and other temporary differences will not be realized in the foreseeable future.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:	–	TAXES ON INCOME (Cont.)

g.	Net operating loss carryforward:

The Company has accumulated losses for Israeli income tax purposes as of December 31, 2006 and 2007, in the amount of approximately $ 81,477 and $ 64,409, respectively. These losses may be carried forward and offset against taxable income in the future for an indefinite period.

As of December 31, 2007, the Company’s U.S. subsidiary had a U.S. federal net operating loss carryforward of approximately $ 10,754 that can be carried forward and offset against taxable income and that expires during the years 2019 to 2025. Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state law provisions. The annual limitations may result in the expiration of net operating losses before utilization.

h.	Pre-tax income (loss) is comprised as follows:

	Year ended December 31,
	2005	2006	2007

Domestic	$(2,067)	$(2,000)	$11,621
Foreign	(1,760)	(3,460)	1,515

	$(3,827)	$(5,460)	$13,136

i.	Reconciliation of the theoretical tax expense to the actual tax expense:

A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense as reported in the statement of operations, is as follows:

	Year ended December 31,
	2005	2006	2007

Pre-tax income (loss) as reported in the consolidated
statements of operations	$(3,827)	$(5,460)	$13,136

Statutory tax rate	34%	31%	29%

Theoretical tax expenses on the above amount at the
Israeli statutory tax rate	$(1,301)	$(1,693)	$3,809
Non-deductible expenses	78	132	142
Non-deductible expenses related to employee stock
options	55	531	510
Deferred taxes on losses (utilization of losses) and
temporary differences for which a valuation
allowance was provided	1,060	939	(4,287)
Tax adjustment due to Approved Enterprise
tax rate	186	120	-
Other	(78)	(29)	(174)

Actual tax expense	$-	$-	$-

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:	–	SEGMENTS, CUSTOMERS AND GEOGRAPHIC INFORMATION

The Company applies SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information” (“SFAS 131”). The Company operates in one reportable segment (see Note 1 for a brief description of the Company’s business). The total revenues are attributed to geographic areas based on the location of the end customer.

The following presents total revenues for the years ended December 31, 2005, 2006 and 2007 and long-lived assets as of December 31, 2005, 2006 and 2007:

	Year ended December 31,
	2005	2006	2007

Revenues from sales to external customers:

North America	$19,738	$28,162	$34,438
Europe, Middle East and Africa	36,048	41,149	52,121
Asia-Pacific	9,877	32,358	68,387
Latin America	8,114	6,746	6,942

	$73,777	$108,415	$161,888

Property and equipment, net, by geographic areas:

Israel	$2,202	$2,339	$4,094

Others	262	321	353

	$2,464	$2,660	$4,447

Major customer data as a percentage of total revenues:

	Year ended December 31,
	2005	2006	2007
	%

Customer A	*) -	17	10
Customer B	13	*) -	*) -

*)	Less than 10% of total revenues.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:	–	SELECTED STATEMENTS OF OPERATIONS DATA

a.	Financial income, net:

	Year ended December 31,
	2005	2006	2007

Financial income:
Interest on marketable securities and bank
deposits	$814	$1,044	$1,652

Foreign currency translation differences	-	311	292

	814	1,355	1,944

Financial expenses:
Bank charges	(172)	(71)	(213)
Interest in respect of the OCS (see also Note 8a)	-	-	(518)
Foreign currency translation differences	(35)	-	-
Other	-	-	(31)

	(207)	(71)	(762)

	$607	$1,284	$1,182

b.	Net earnings (loss) per share:

The following table sets forth the computation of basic and diluted net earnings (loss) per share:

	Year ended December 31,
	2005	2006	2007

Numerator:
Numerator for basic and diluted net earnings
(loss) per share - income (loss) available
to shareholders of Ordinary shares	$(3,827)	$(5,460)	$13,136

Denominator:
Denominator for basic net earnings (loss) per
share - weighted average number of Ordinary
shares	26,137,121	26,728,053	29,692,670

Effect of dilutive securities:
Employee stock options	*) -	*) -	2,408,723

Denominator for diluted net earnings (loss) per
share - adjusted weighted average number of
shares	26,137,121	26,728,053	32,101,393

*)	Antidilutive.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:	–	RELATED PARTY BALANCES AND TRANSACTIONS

Most of the related party balances and transactions are with related companies and principal shareholders.

Yehuda Zisapel is a principal shareholder and Zohar Zisapel is the Chairman of the Board of Directors and a principal shareholder of the Company. They are brothers who, as of December 31, 2006 and 2007, jointly own 21.6% and 14.4%, respectively of the Company’s Ordinary shares. Jointly or severally, they are also founders, directors and principal shareholders of several other companies that are known as the RAD-BYNET group.

Members of the RAD-BYNET group provide the Company on an as-needed basis with legal, management, information systems, marketing, and administrative services, and the Company reimburses each company for its costs in providing these services. The aggregate amount of these expenses was approximately $ 335, $ 813 and $ 767 in 2005, 2006 and 2007, respectively.

The Company leases its offices in Israel from real estate holding companies controlled by Yehuda and Zohar Zisapel. As of June 2008, the Company agreed to extend its facility lease agreement until December 31, 2010. Additionally, the Company leases the U.S. subsidiary office space from a real estate holding company controlled by Yehuda and Zohar Zisapel. The lease for this facility is valid until September 2008. The aggregate amount of rent and maintenance expenses related to these properties was approximately $ 800 in 2005, $ 758 in 2006 and $ 778 in 2007.

The Company purchases certain inventory components from other members of the RAD-BYNET group, which are integrated into its products. The aggregate purchase price of these components was approximately $ 1,660, $ 3,009 and $ 3,389 for the years ended December 31, 2005, 2006 and 2007, respectively.

Transactions with related parties:

	Year ended December 31,
	2005	2006	2007

Cost of revenues	$1,861	$3,472	$3,831

Research and development expenses	$445	$637	$579

Selling and marketing expenses	$356	$350	$418

General and administrative expenses	$160	$118	$105

Balances with related parties:

	December 31,
	2006	2007

Trade payables, other accounts payable and accrued expenses	$62	$115